                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 10)*

                          THE PERKIN-ELMER CORPORATION
           ----------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $1.00 Par Value
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                  714041-10-0
                         -----------------------------
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                399 Park Avenue
                           New York, New York  10022
                                 (212) 872-1000
           ----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 26, 1995
                    ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                         Continued on following page(s)
                               Page 1 of 12 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13D

CUSIP NO. 714041-10-0                                         PAGE 2 OF 12 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 GEORGE SOROS

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /X/

3        SEC Use Only

4        Source of Funds*

                 AF, PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                542,381
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 3,173,831
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  542,381
    With
                          10      Shared Dispositive Power
                                           3,173,831

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           3,716,212

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)

                                  8.89%

14       Type of Reporting Person*

                 IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 714041-10-0                                         PAGE 3 OF 12 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /X/

3        SEC Use Only

4        Source of Funds*

                 WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Cayman Islands

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           2,035,775

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)

                                  4.87%

14       Type of Reporting Person*

                 IC, OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 714041-10-0                                         PAGE 4 OF 12 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /X/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 2,035,775
   Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           2,035,775

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           2,035,775

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)

                                  4.87%

14       Type of Reporting Person*

                 IA; PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 714041-10-0                                         PAGE 5 OF 12 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /X/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 2,035,775
   Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           2,035,775

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           2,035,775

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)

                                  4.87%

14       Type of Reporting Person*

                 CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 714041-10-0                                         PAGE 6 OF 12 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 PURNENDU CHATTERJEE

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /X/

3        SEC Use Only

4        Source of Funds*

                 AF, PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 UNITED STATES

                          7       Sole Voting Power
  Number of                                393,136
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 2,035,775
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  393,136
    With
                          10      Shared Dispositive Power
                                           2,035,775

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           2,428,911

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)

                                  5.81%

14       Type of Reporting Person*

                 IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 10 to Schedule 13D relates to shares of Common Stock, $1.00 par value (the "Shares"), of The Perkin-Elmer Corporation (the "Issuer") and further amends the initial statement on Schedule 13D filed on January 7, 1991 (the "Initial Statement"). This Amendment No. 10 also serves as Amendment No. 1 with respect to Quantum Industrial Partners LDC, QIH Management Investor, L.P. and QIH Management, Inc. This Amendment No. 10 is being filed by the Reporting Persons (as previously defined) to report the recent acquisition of Shares by Quantum Partners (as previously defined) Reference is made to the Initial Statement as amended for certain terms used herein and not otherwise defined herein. Amendment No. 9 is hereby amended and supplemented as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Quantum Partners expended $10,565,061 of its working capital to purchase the Shares which are reported in Item 5(c) as having been purchased for its account during the past 60 days. Quantum Partners holds the Shares in margin accounts maintained for it with Arnhold and S. Bleichroeder, Inc., which extends margin credit to Quantum Partners as and when required to open or carry positions in the margin account, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. The positions held in the margin account, including the Shares, are pledged as collateral security for the repayment of debit balances in the account.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The aggregate number of Shares which may be deemed to be beneficially owned by the Reporting Persons is 4,109,348 (approximately 9.83% of the total number of Shares outstanding).

         (i) QI Partners may be deemed beneficial owner of 2,035,775 Shares (approximately 4.87% of the total number of Shares outstanding).

         (ii) QIHMI, by reason of the investment authority it shares with Dr. Chatterjee with respect to the Shares, may be deemed the beneficial owner of the 2,035,775 Shares held by QI Partners.

         (iii) QIH Management, Inc, as the sole general partner of QIHMI may be deemed a beneficial owner of the 2,035,775 Shares held by QI Partners.

         (iv) The aggregate number of Shares of which Mr. Soros may be deemed a beneficial owner is 3,716,212 (approximately 8.89% of the total number of Shares outstanding). This number consists of (a) 542,381 Shares held directly by Mr. Soros; (b) 838,056 Shares held by the Foundation; (c) 2,035,775 Shares held by QI Partners of which Mr. Soros, as sole shareholder of QIH Management, Inc., may be considered a beneficial owner and (d) 300,000 Shares held by Quantum Partners. Mr. Soros (as the sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of the Shares held for the account of Quantum Partners for purposes of Section 13(d) of the Exchange Act.

         (v) Dr. Chatterjee may be deemed the beneficial owner of 2,428,911 Shares (approximately 5.81% of the total number of shares outstanding). This number consists of (i) 129,100 Shares owned directly by Dr. Chatterjee (approximately .31% of the total number of Shares outstanding), (ii) 59,794 Shares held by Chatterjee Fund Management, L.P. (approximately .14% of the total number of Shares outstanding), (iii) 204,242 Shares held by Winston (approximately .49% of the total number of Shares outstanding) and (iv) the 2,035,775 Shares held by QI Partners.

         The filing of this statement on a joint basis by QI Partners, QIHMI, QIH Management, Inc., Mr. Soros and Dr. Chatterjee shall not be construed as an admission that any of the Reporting Persons other than Dr. Chatterjee is the beneficial owner of any Shares held or to be held for the accounts of Chatterjee Fund Management, L.P. or Winston nor that Chatterjee Fund Management, L.P. or Winston is the beneficial owner of Shares held for the account of QI Partners.

         (vi) Except as described in Annex A hereof, which is incorporated in this Item 5(c) by reference, there have been no transactions in the Shares effected since April 1, 1995 (the 60 days prior to the date hereof).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Power of Attorney, dated December 11, 1991, granted by George Soros in favor of Sean C. Warren (filed as Exhibit D to Amendment No. 4 to the Initial Statement and incorporated herein by reference).

         (b) Joint Filing Agreement, dated as of April 15, 1994, by and among QI Partners, QIHMI, QIH Management, Inc., Mr. Soros and Dr. Chatterjee (filed as Exhibit E to Amendment No. 9 to the Initial Statement and incorporated herein by reference).

         (c) Power of Attorney, dated April 7, 1994, granted by QI Partners in favor of George Soros, Gary Gladstein and Sean Warren (filed as Exhibit F to Amendment No. 9 to the Initial Statement and incorporated herein by reference).

         (d) Power of Attorney, dated May 31, 1995, granted by Purnendu Chatterjee in favor of Peter Hurwitz.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  June 1, 1995                    QUANTUM INDUSTRIAL PARTNERS LDC


                                       By:     /s/ Sean C. Warren
                                               ---------------------------------
                                               Sean C. Warren
                                               Attorney-in-Fact


                                       QIH MANAGEMENT INVESTOR, L.P.

                                       By:  QIH Management, Inc.
                                            General Partner


                                              By:     /s/ Sean C. Warren
                                                      --------------------------
                                                      Sean C. Warren
                                                      Vice President


                                       QIH MANAGEMENT, INC.


                                       By:      /s/ Sean C. Warren
                                               ---------------------------------
                                                Sean C. Warren
                                                Vice President


                                       GEORGE SOROS


                                       By:      /s/ Sean C. Warren
                                               ---------------------------------
                                                Sean C. Warren
                                                Attorney-in-Fact


                                       PURNENDU CHATTERJEE


                                       By:      /s/ Peter Hurwitz
                                               ---------------------------------
                                                Peter Hurwitz
                                                Attorney-in-Fact

                                    ANNEX A


                   RECENT TRANSACTIONS IN THE COMMON STOCK OF
                          THE PERKIN-ELMER CORPORATION

                    FOR THE ACCOUNT OF QUANTUM PARTNERS LDC(1)



                                Nature of                       Number of                          Price Per
    Date                       Transaction                        Shares                             Share
  --------                     -----------                      ---------                          ---------

  5/25/95                        Purchase                        20,000                               35.270

  5/25/95                        Purchase                        68,000                               35.152

  5/25/95                        Purchase                         5,000                               35.145

  5/25/95                        Purchase                        12,000                               35.185

  5/25/95                        Purchase                        25,000                               34.560

  5/25/95                        Purchase                        80,000                               35.342

  5/26/95                        Purchase                        10,000                               35.570

  5/26/95                        Purchase                        80,000                               35.304

- -------------------------
(1)    Transactions effected at the direction of SFM.

                               INDEX OF EXHIBITS



EXHIBIT                                                                    PAGE
- -------                                                                    ----

    I         Power of Attorney, dated May 31, 1995, granted by             12
              Purnendu Chatterjee in favor of Peter Hurwitz